Contact

www.linkedin.com/in/gonzaloar
(LinkedIn)

Top Skills

Marketing digital
Digital Strategy
Marketing móvil

Languages

Español (Native or Bilingual)
Inglés (Native or Bilingual)
Aleman (Elementary)

Honors-Awards

G-Startup Worldwide Sao Paulo 2017 Winner
Android Developer Story
Innovators who set the course in 2017
FAN Chile - Best Interactive proposal

Publications

How to choose the best educational apps for kids
Diccionario de Juegos

Gonzalo Rodriguez

CEO and Co-Founder of Papumba | making Early Childhood Education accessible and fun
Buenos Aires, Buenos Aires Province, Argentina

Summary

I am an entrepreneur, dad, and two-time CEO.

Currently, founder and CEO of Papumba, a VC-backed Edtech platform focused on helping families around the world raise confident and ready-for-school (and life) kids.

With a vast library of high-quality and diverse content offerings (all curated by experts), we help parents provide their child with an engaging digital experience that will meet them where they are in their development while also equipping them for success as they grow up.

My first company was Fa Games, a Fantasy Sports developer which I co-founded in 2010 during my time at the Buenos Aires University. Over five years we developed more than 25 games for clients like Fox Sports, Mastercard and BBC, reaching more than 5 million users.

I am a person who loves to learn new stuff and enjoys being proactive. My favorite thing about working is the thrill of building products with amazing teams.

Experience

Papumba
CEO & Co-Founder
February 2018 - Present (5 years 5 months)
Miami, Florida, United States

The educational app that is reshaping the way parents and kids engage with technology.

Fagames

7 years 7 months

CEO
July 2010 - January 2018 (7 years 7 months)

As a CEO, I was responsible for the company's products which were used by more than 5 million users and exported to over twenty countries.

I also had the responsibility of Sales Strategy with my involvement in creating sales material as well as Business Development.

In addition to these duties, training our team of salesmen on generating revenue from clients who are both local and abroad is another task that falls under this position where meetings can be held remotely or face-to-face depending on what works best for all parties involved.

Product Owner
March 2011 - April 2012 (1 year 2 months)
Buenos Aires

I started building products by exploring different areas such as design, development, content, social media and marketing. My responsibilities included forming relationships with both internal and external customers to make sure they were satisfied. I often sought their satisfaction through detailed functionality of the product.

SG 2
3 years 1 month

Account Manager
July 2008 - June 2010 (2 years)

I have been working in this agency for a year and I was offered to be Account Manager, handling nearly 50% of the agency revenue. Working with top international brands has given me an opportunity that most people don't get these days; it is not easy but worth every second. Some of my clients included: Fox Sports, Brahma, Day's among others.

Account Executive
June 2007 - June 2008 (1 year 1 month)

I joined SG2 as an Account Executive to work with three amazing clients: Club Atlético Boca Juniors (which I'm a big fan of), Fox Sports and Kimberly Clark. At SG2, I found a place where people could grow quickly. In less than a year I became Account Manager.

Bracketmedia
Account Executive
October 2006 - May 2007 (8 months)

I always knew I wanted to work in the Digital space, and when it came time for me to start my first role at a digital agency as Junior Account Executive with very talented people around me, I was thrilled. It wasn't long before I realized that what excited me the most was scaling products.

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Education

Y Combinator
YC School 2020 · (2020 - 2020)

Universidad de Buenos Aires
Lic. en Ciencias de la Comunicación, Especialización en Publicidad · (2004 - 2014)